Mail-Stop 4561
							July 10, 2006

Via facsimile and U.S. Mail
Mr. Harry H. Shearouse
President and Chief Executive Officer
Citizens Effingham Bancshares, Inc.
802 South Laurel Street
Springfield, Georgia 31329

Re:   Citizens Effingham Bancshares, Inc.
                     Revised Preliminary Proxy Statement and
Schedule
13E-3
	         File No. 333-07914
                     Filed June 7, 2006

Dear Mr. Shearouse:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The proxy statement continues to be confusing in that it appears to characterize current rights and preferences as effects and benefits of the transaction. As previously requested, please revise.


Summary Term Sheet, page 1
2. Revise the "liquidation rights" bullet on page 2 to disclose the book value per share as of the latest practicable date.

Effect of the Reclassification on Citizens Effingham, page 4
3. It is confusing to give book value per share and earnings per share data without similarly providing the data including common share equivalents.
4. Revise the fifth bullet to indicate whether the $80,000 figure includes the $.50 per share expense.

Fairness of the Reclassification or Going Private Transaction, page 5
5. Although it mentions many things that do not change in the transaction, like book value or earnings per share, it fails to mention the major change, the loss of the ability to vote on directors. Please revise.
6. Revise the third bullet "book value ..." to add "assuming no significant amounts are paid for dissenters shares" or similar language.

Fair Value of Shares, page 6
7. Revise the penultimate paragraph on page 7 to disclose the expected source for the funds and whether the Company will proceed if all shareholders who may dissent in fact do dissent (or indicate at what level the Company may not proceed).

Effects of the Reclassification on Shareholders Generally, page 24
8. It is confusing to suggest that preferred holders may receive more in dividends than common holders. If that is the intention, please state so clearly; if not, please make that clear.

Accounting Issues
9. Please provide us with your calculation of basic and diluted earnings per share on a pro forma basis for the three months ended March 31, 2006 and year ended December 31, 2005. If the numerator was not adjusted for purposes of these calculations, please tell us why.
10. Please tell us whether you are using the two-class method of computing earnings per share in your calculations of the pro forma earnings per share amounts, as discussed in EITF 03-6. If you do not believe this guidance is applicable, please tell us why.
11. Please tell us whether your calculations of pro forma earnings per share factor in the $0.50 cash compensation payment that will be made to the shareholders who receive preferred stock as part of the
Reorganization. Please support the accounting literature you considered in researching your conclusion.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Mark Webb
						Legal Branch Chief
						Financial Services Group



CC:	Via U.S. Mail and Fax: (404)
	Beth Lanier, Esq.
	Powell Goldstein, LLP
	One Atlantic Center- 14th Floor
	1201 West Peachtree Street, NW
	Atlanta, Georgia 30309


Mr. H.H. Shearouse
Citizens Effingham Bancshares, Inc.
Page 4